EXHIBIT 99.9

Press Release

2020 Strategy & Outlook Presentation

From Net Zero ambition to Total Strategy

Paris, September 30, 2020 - Patrick Pouyanné, Chairman and CEO, will present Total’s Strategy & Outlook in Paris today. The webcast of the presentation in English is available on total.com.

Key messages of the presentation include:

Increasing energy while decreasing carbon

Growing energy demand and getting to Net Zero are the two global trends underpinning the Total Energy Outlook and thus the evolutions of the energy markets that Total integrates into its strategy.

Total’s strategy aims to transform itself into a broad energy company by profitably growing energy production from LNG and electricity, the two fastest growing energy markets, aiming to create long term value for its shareholders. In the next decade, Total’s energy production will grow by one third, roughly from 3 to 4 Mboe/d, half from LNG, half from electricity, mainly from renewables. The Group will progressively scale up profitable investments in renewables and electricity from 2 to 3 B$ per year representing more than 20% of capital investments.

Total confirms its ambition to get to Net Zero by 2050 together with society for its global business (Scope 1+2+3). On its way to carbon neutrality in Europe by 2050, Total will reduce the Scope 3 emissions of its European customers by 30%, in absolute value, by 2030. This decrease in Europe allows Total to take the new commitment to reduce the absolute level of the worldwide Scope 3 emissions of its customers in 2030 compared to 2015. In the next decade, oil products sales from Total will diminish by almost 30% and Total’s sales mix will become 30% oil products, 5% biofuels, 50% gases, 15% electrons.

Increasing energy in gases…

Total LNG sales will reach 50 Mt/y by 2025 and will double over 2020-30, creating value from scale, arbitrage and integration along the value chain. Cash-flow from integrated LNG business shall grow by 40% to more than 4 B$ in 2025 at 50$/b. Decarbonizing natural gas with biogas and hydrogen as well as continuing to reduce methane emissions will contribute to Total’s climate ambition.

… in electrons …

Developing an integrated business model from production to sales through storage and trading, Total is targeting 50 TWh of net production and 80 TWh of sales to 9 million customers by 2025. Building on the strong dynamic in 2020, Total will grow as a world leader in renewables, raising its objective to 35 GW gross capacity in 2025 (70% already in portfolio), and has the ambition to add around 10 GW per year beyond, as it managed to do in 2020.

Renewables and electricity are expected to deliver a predictable cash flow of more than 1.5 B$ per year by 2025.

… and privileging value over volume in oil

Total will focus on low cost oil projects, privileging value over volume and develop its portfolio of oil projects, all with profitability above 15% at 50$/b, while ensuring consistency for Capex allocation with climate ambition.

Adapting energy sales to market evolution and engaging in the mobility revolution

As recently demonstrated with the Lindsey refinery divestment and the transformation of Grandpuits refinery into a zero oil platform, Total will adapt refining capacity and sales to demand, particularly in Europe. In the same time, it will further increase its biofuels productions and sales as demand for such renewable products is supported by policies aiming to get to Net Zero. Renewable diesel production is expected to reach more than 2 Mt/y by 2025.

The Group is also committing more than 1 B$ over the next ten years to the e-mobility revolution by investing in battery manufacturing and EV charging with a target of 150,000 charge points by 2025.

Resilience & Growth underpinning compelling investment case

In the current uncertain environment, Total remains focused on what it controls and specifically on the pillars that enable the Group to resist the crisis: HSE, delivery, costs and cash, with a view to continuously improve its organic breakeven below 25 $/boe. Discipline and flexibility will be maintained on capital investments with 13-16 B$ over 2022-25 assuming an oil price between 50 and 60 $/b. Considering the short-term uncertainty and low price environment, capital investment for 2021 should be under 12 B$. Cost reduction efforts will be accelerated and increased to 2 B$ by 2023.

Accelerating its shift toward low carbon businesses while growing its Upstream production by around 2% per year between 2019 and 2025, mainly over 2022-25, the Group confirms a cash flow growth of 5 B$ by 2025 and a ROE greater than 10% in a 50 $/b environment.

Based on this outlook and given the resilience shown by the Group, the Board reaffirms its confidence in the Group’s fundamentals and confirms that the dividend is supported at 40 $/b. Beyond serving the dividend, priority will be given to bringing gearing below 20%. Furthermore, the Board is convinced that Total, with its strategy to become a multi-energy company while offering a high yield dividend, is a compelling investment case supporting stock rerating.

* * * * *

Following the Strategy & Outlook presentation, there will be a series of thematic presentations made by members of the Executive Committee:

Becoming a world leader in renewables

by Philippe Sauquet, President Gas, Renewables & Power

The mobility revolution

A worldwide ambition in biofuels

by Bernard Pinatel, President Refining & Chemicals

Engaging in the electric mobility revolution

by Alexis Vovk, President Marketing & Services

* * * * *

About Total

Total is a broad energy Group, which produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

* * * * *

Total contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL SE directly or indirectly owns investments are separate legal entities. TOTAL SE has no liability for their acts or omissions. In this document, the terms “Total”, “Total Group” and Group are sometimes used for convenience. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.